FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2017
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA’s Shareholders’ Meeting ratifies appointment of board member and designation of legal representatives, approves the report of the restructuring situation and actions to complete restructuring and reorganization, and grants powers to the Board of Directors.

February 24, 2017, Mexico City, Mexico - Empresas ICA, S.A.B. de C.V. (BMV: ICA), announces that in its General Shareholders’ Meeting held on February 24, 2017, its shareholders ratified the designation of Rodrigo Antonio Quintana Kawage as member of the board, in substitution of Luis Fernando Zarate Rocha, who passed away in 2016.

The Board of Directors will remain at 9 members, including 5 independent directors. The Chairs and members of the Board Committees are independent directors.

Board Members	Position

1.    Ing. Bernardo Quintana Isaac

2.    Lic. Rodrigo A. Quintana Kawage

3.    C.P. Sergio Fernando Montaño León

4.    Dr. Guadalupe Phillips Margain

5.    Ing. Carlos Guzmán Bofill

6.    C.P. Elsa Beatriz García Bojorges

7.    Lic. Bernardo Sepúlveda Amor

8.    C.P. Jorge Ricardo Gutiérrez Muñoz

9.    C.P. Luis Guillermo Zazueta Domínguez

President Member Member Member Independent Member Independent Member Independent Member Independent Member Independent Member

 All members’ biographies are available from the Secretary to the Board of Directors.

The Ordinary General Shareholders Meeting further approved the report presented by the Chief Executive Officer of the company regarding the current situation of the operational, corporate and financial reorganization and restructuring of the company and its subsidiaries, and authorized the actions to be approved related to the financial reorganization and restructuring including the delegation of powers to the Board of Directors such that it may adopt any and all resolutions and carry out any actions necessary or convenient related to the operational, corporate and financial reorganization and restructuring of the company and its subsidiaries, as applicable, specifically empowering the Board of Directors pursuant to the Bylaws of the company and as approved in the Shareholders Meeting.

Additionally, the Shareholders approved the revocation of the powers of attorney previously granted to Luis Fernando Zarate Rocha and ratified the powers previously granted by the Board of Directors.

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include cancellations of significant construction projects included in backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, failure to comply with covenants contained in our debt agreements, developments in legal proceedings, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in inflation rates, exchange rates, regulatory developments, customer demand, competition and tax and other laws affecting ICA’s businesses and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V., carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican Stock exchange. For more information, visit ir.ica.mx.

For more information, please contact: Carlos Gómez del Campo carlos.gomez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3607	Pablo García pablo.garcia@ica.mx Chief Financial Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2017	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer